4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001128298
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Ohio Casualty Corporation
  0000073952
  <IRS-NUMBER>31-0783294
</SUBJECT-COMPANY>
<PERIOD>12/10/02
4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   BUSBY, JOHN S
   8003 ROYAL FERN CT
   LIBERTY TWP, OH  45044

2. Issuer Name and Ticker or Trading Symbol
   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/10/2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
--------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  02/21/02    A    V   1,000         A  $0.1250                     D  Direct
Common Stock                                  12/06/02    M        3,307         A  $8.9900                     D  Direct
Common Stock                                  12/06/02    M        2,242         D               3,307          D  Direct
Common Stock                                                                                     12,308         I  Employee
                                                                                                                   Savings Pln
Common Stock                                                                                     323            I  Supplemental
                                                                                                                    ESP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
---------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $8.9900         12/06/02       M                          3,307                         06/01/11
to buy)
Incentive Stock Option (right  $17.7000        02/21/02       A     V   5,931                                          02/21/12
to buy)
Non-Qualified Stock Option     $17.7000        02/21/02       A     V   15,969                                         02/21/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
--------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/06/02  Common Stock                   3,307                     18,386        D   Direct
to buy)
Incentive Stock Option (right  02/21/02  Common Stock                   5,931                     5,931         D   Direct
to buy)
Non-Qualified Stock Option     02/21/02  Common Stock                   15,969                    15,969        D   Direct
(right to buy)

Explanation of Responses:



SIGNATURE OF REPORTING PERSON

/S/ BUSBY, JOHN S

DATE 12/10/02